

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 3, 2006

via U.S. mail and facsimile

J. Brian Ferguson
Chief Executive Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37660

>   **RE: Eastman Chemical Company**
>   **Form 10- K for the Fiscal Year Ended December 31, 2005**
>   **File No. 1-12626**

Dear Mr. Ferguson:

    We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Realignment of Organizational Structure, page 5

1. We note that you announced a realignment of your organizational structure. Please confirm to us that you will still present CASPI, PCI, Fibers, SP, Polymers

and Developing Businesses as separate reportable segments within the new
Groups, as you did under your previous Divisions.

Asbestos Litigation, page 98

2. It appears that you have concluded that the ultimate resolution of the asbestos
claims related to asbestos-containing products will not be material. However you
conclusion in the final paragraph appears to be more qualified than the other legal
matters. Please note that a statement that a contingency is not expected to be
material does not satisfy the requirements of SFAS 5 if there is at least a
reasonable possibility that a loss exceeding amounts already recognized may have
been incurred and the amount of that additional loss would be material to a
decision to buy or sell your securities. If in future filings, you determine that
losses exceeding amounts already accrued could be material, you should consider
providing all appropriate disclosures required by SFAS 5 and Staff Accounting
Bulletin 5:Y, including but not limited to, the following:

- Nature of the personal injury or property damages alleged;
- Circumstances affecting the reliability and precision of loss estimates;
- The amount accrued;
- The range of the reasonably possible range of additional loss;
- The extent to which unasserted claims are reflected in any accrual or may
affect the magnitude of the contingency;
- Whether, and to what extent, losses may be recoverable from third parties;
- Uncertainties regarding the legal sufficiency of insurance claims or solvency
of insurance carriers;
- The timing of payments of accrued and unrecognized amounts;
- The material components of the accruals and significant assumptions
underlying estimates;
- The total claims pending at each balance sheet date,
- The number of claims filed for each period presented;
- The number of claims dismissed;
- The number of claims settled;
- The number of claims otherwise resolved;
- The average costs per settled claim;
- The total damages alleged at each balance sheet date (Reg. S-K, Item 103);
- The aggregate settlement costs to date;
- The aggregate costs of administering and litigating the claims.

*   *   *   *

As appropriate, respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your responses

to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz (202) 551-3689, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief